Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 6 DATED JUNE 2, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 1 dated March 18, 2014, Supplement No. 2 dated March 19, 2014, Supplement No. 3 dated April 1, 2014, Supplement No. 4 dated May 1, 2014 and Supplement No. 5 dated May 16, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	real property investments;
(3)	potential real property investments; and
(4)	updates to our management.

Status of Our Public Offering

The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of May 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 210,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $5.2 million. As of May 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 359,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $8.7 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of May 31, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.

We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
As of May 31, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned three properties located in three states, consisting of approximately 25,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings from our related party line of credit. We did not acquire any properties between May 1, 2014 through May 31, 2014.

Potential Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date, and the section captioned “Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property Description	Expected Acquisition Date	Anticipated Approximate Purchase Price (1)	Anticipated Approximate Fees and Expenses to be Paid to Sponsor (2)
Family Dollar — Salina, UT	June 2014	$1,400,001	$35,000
Family Dollar — Morgan, UT	June 2014	1,275,000	31,875
Mattress Firm — Draper, UT	June 2014	2,387,000	59,675
		$5,062,001	$126,550

(1)	Anticipated approximate purchase price does not include acquisition related expenses.

(2)
Anticipated approximate fees and expenses to be paid to sponsor upon closing represent amounts that would be payable to an affiliate of our advisor for acquisition fees and expenses in connection with the respective property acquisition. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

Our property acquisitions are generally expected to be subject to long-term triple or double net leases, pursuant to which a tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property Description	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
Family Dollar — Salina, UT	1	Family Dollar, Inc.	8,320	100%
Family Dollar — Morgan, UT	1	Family Dollar, Inc.	8,320	100%
Mattress Firm — Draper, UT	1	Mattress Firm Inc.	4,995	100%
			21,635

The table below provides leasing information for the tenants at each potential property.

Property Description	Tenant	Renewal Options (1)	Effective Annual Base Rent (2)	Effective Base Rent per Square Foot (2)	Lease Term (3)
Family Dollar — Salina, UT	Family Dollar, Inc.	6/5 yr.	$112,000	$13.46	6/9/2014	-	5/31/2024
Family Dollar — Morgan, UT	Family Dollar, Inc.	6/5 yr.	$102,000	$12.26	6/9/2014	-	3/31/2023
Mattress Firm — Draper, UT	Mattress Firm Inc.	2/5 yr.	$189,810	$38.00	6/12/2014	-	4/30/2019
			$208,791	$41.80	5/1/2019	-	4/30/2025

(1)	Represents number of renewal options and the term of each option.

(2)	Effective annual base rent and effective base rent per square foot include adjustments for rent concessions or abatements, if any.

(3)
Represents lease term beginning with the anticipated purchase date through the end of the non-cancelable lease term, assuming no renewals are exercised. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

We expect to purchase the properties with proceeds from the offering and available debt proceeds from the Credit Facility. Following their acquisition, we may use the properties as collateral in future financings.
Management
The following information supersedes and replaces the table of officers and directors of our company on page 71 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus:

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chairman of the Board of Directors, Chief Executive Officer and President
D. Kirk McAllaster, Jr.	47	Executive Vice President, Chief Financial Officer and Treasurer
Gavin B. Brandon	38	Senior Vice President of Accounting and Principal Accounting Officer**
Elizabeth K. Tuppeny	53	Independent Director
Abby M. Wenzel	54	Independent Director
* As of June 2, 2014.
** Non-Executive Officer.
The “Management — Executive Officers and Directors” section beginning on page 71 of the prospectus is supplemented with the following information.
Gavin B. Brandon has served as our principal accounting officer since June 2013 and as our senior vice president of accounting since March 2014. He served as our vice of president of accounting from June 2013 until March 2014. In addition, Mr. Brandon serves or served in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT II	Vice president of accounting and principal accounting officer	March 2012 — July 2013
CCIT	Senior vice president of accounting and principal accounting officer	March 2014 — Present
	Vice president of accounting and principal accounting officer	March 2012 — March 2014
CCPT IV	Senior vice president of accounting and principal accounting officer	March 2014 — Present
CCIT II	Senior vice president of accounting and principal accounting officer	March 2014 — Present
	Vice president of accounting and principal accounting officer	March 2013 — March 2014
Prior to joining Cole Capital and its affiliates in August 2011, Mr. Brandon worked for nine years with Deloitte & Touche LLP, most recently as an audit senior manager. Mr. Brandon received a B.A. in Accounting, as well as a B.A. in Spanish, from Weber State University. In addition, he is a Certified Public Accountant, licensed in the states of Arizona and California. He is also a member of the American Institute of Certified Public Accountants and the National Association of Real Estate Investment Trusts.
We do not directly compensate Mr. Brandon for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salaries or benefits.

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